                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                                  (RULE 13d-101)
            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                            (AMENDMENT NO.   1       )*
                                          ---------

                              WHITMAN CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

           COMMON STOCK, PAR VALUE $0.01 PER SHARE, AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  96647R107
           --------------------------------------------------------
                                 (CUSIP Number)

                                JOHN F. BIERBAUM
                              60 SOUTH SIXTH STREET
                                   SUITE 3800
                               MINNEAPOLIS, MN 55402
                                 (612) 661-3830
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 DECEMBER 29, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                        (Continued on following pages)

CUSIP No. 96647R107                   13D                 Page  2  of  8  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               DAKOTA HOLDINGS, LLC

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /X/
     (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

           AF

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER

                                       0

     NUMBER OF               --------------------------------------------------
      SHARES                  (8) SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         14,562,970**
       EACH
     REPORTING               --------------------------------------------------
      PERSON                  (9) SOLE DISPOSITIVE POWER
       WITH
                                       0

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                       14,562,970**

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         14,562,970**
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         9.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         OO

-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes a warrant to purchase 377,128 shares of Whitman common stock.

CUSIP No. 96647R107                   13D                 Page  3  of  8  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               POHLAD COMPANIES

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (A)  /X/
     (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

           OO

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

               MINNESOTA

-------------------------------------------------------------------------------
                             (7) SOLE VOTING POWER

                                       102

    NUMBER OF               --------------------------------------------------
     SHARES                  (8) SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                           14,562,970**
      EACH
   REPORTING                --------------------------------------------------
     PERSON                  (9) SOLE DISPOSITIVE POWER
      WITH
                                       102
                            --------------------------------------------------
                            (10) SHARED DISPOSITIVE POWER

                                       14,562,970**

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         14,563,072**
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         9.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes a warrant to purchase 377,128 shares of Whitman common stock.

CUSIP No. 96647R107                   13D                 Page  4  of  8  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              PEPSICO, INC.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /X/
     (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

           OO

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                NORTH CAROLINA

-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER

                                       54,794,115

    NUMBER OF                --------------------------------------------------
     SHARES                   (8) SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                           14,562,970**
     EACH
   REPORTING                 --------------------------------------------------
    PERSON                    (9) SOLE DISPOSITIVE POWER
     WITH
                                       54,794,115

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                       14,562,970**

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         69,357,085**
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         44.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         CO

-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes a warrant to purchase 377,128 shares of Whitman common stock.

PRELIMINARY STATEMENT

         Dakota Holdings, LLC (the "LLC"), Pohlad Companies ("Pohlad") and PepsiCo, Inc. ("PepsiCo") (the "Reporting Persons") hereby amend their statement on Schedule 13D, originally filed on December 11, 2000 (the "Schedule 13D"), with respect to their beneficial ownership of shares of common stock, par value $0.01 per share, and associated preferred purchase rights, of Whitman Corporation (the "Company" or "Whitman"), which class of shares is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended. The Reporting Persons hereby amend Items 2 and 6 of Schedule 13D, and restate Items 3, 4, 5 and 7 of Schedule 13D, as follows:

ITEM 2.           IDENTITY AND BACKGROUND.

         The LLC's members are Pohlad, Beverages, Foods & Service Industries, Inc., a Delaware corporation ("BFSI"), which is a wholly owned subsidiary of PepsiCo, Pepsi-Cola Metropolitan Bottling Co., Inc., a New Jersey corporation ("Metro"), which is also a wholly owned subsidiary of PepsiCo, Beverage Investment, LLC, a Minnesota limited liability company, a company under common control with Pohlad ("Beverage Investment"), and Midwest Beverage Holdings, LLC, a Minnesota limited liability company, which is also a company under common control with Pohlad ("Midwest"). Robert C. Pohlad, the Chief Executive Officer and a director of Whitman, is the President of Pohlad and the owner of one-third of the stock of Pohlad. The LLC is governed by the Amended and Restated Limited Liability Company Agreement, dated November 30, 2000, as amended, by and among Pohlad, BFSI, Metro, Beverage Investment, Midwest and PepsiCo (the "LLC Agreement"). Copies of the First and Second Amendments to the LLC Agreement are attached hereto as Exhibits E and F.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 30, 2000, PepsiAmericas, Inc. ("PepsiAmericas") merged into a wholly owned subsidiary of Whitman pursuant to an Agreement and Plan of Merger dated August 18, 2000 (the "Merger"). In connection with the Merger, Whitman agreed to sell an aggregate of up to 1,710,863 shares of its common stock, at a price of $14.6125 per share, to the PepsiAmericas shareholders who participated in the contingent payment alternative and wished to purchase such shares (the "Subscription Shares"). The LLC had the right to purchase any Subscription Shares that were not purchased by the PepsiAmericas shareholders initially entitled to purchase them. Also in connection with the Merger, Pohlad separately negotiated the right to acquire from PepsiCo up to $25 million of Whitman common stock at a price of $14.6125 per share.

         This amendment is filed to reflect (1) the acquisition of 1,707,551 Subscription Shares by the LLC in exchange for $24,951,588.99 in cash paid to Whitman and (2) the acquisition of a membership interest in the LLC by Midwest in exchange for $24,998,685.08 in cash paid to Metro. Pursuant to the transaction between Midwest and Metro, Pohlad effectively acquired approximately $25 million of Whitman common stock from PepsiCo.

ITEM 4.           PURPOSE OF TRANSACTION.

         The transactions described herein were effected in connection with the Merger. Upon the effectiveness of the Merger, Robert C. Pohlad became the Chief Executive Officer and a director
                               Page 5 of 8
of Whitman, Kenneth E. Keiser became the President and Chief Operating Officer of Whitman's United States operations, John F. Bierbaum became the Executive Vice President of Corporate Growth and Strategic Planning of Whitman, G. Michael Durkin became the Senior Vice President and Chief Financial Officer of Whitman, and Larry Young became the President and Chief Operating Officer of Whitman's International Operations.

         Due to the LLC's election of the contingent payment alternative in the Merger, it has the right to receive in the future up to 6,669,747 shares of Whitman common stock if PepsiAmericas meets certain performance levels for the years 2000 through 2002. Due to Pohlad's election of the contingent payment alternative in the Merger, it has the right to receive in the future up to 54 additional shares of Whitman common stock if PepsiAmericas meets the specified performance levels.

         Other than as described above, the reporting persons have no plans or proposals that relate to or would result in the actions listed under Items 4(a)-(j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of December 29, 2000, (1) the LLC beneficially owned 14,562,970 shares (9.3%), including 377,128 shares which the LLC has a right to acquire upon exercise of a warrant, (2) Pohlad beneficially owned 14,563,072 shares (9.3%), including the shares beneficially owned by the LLC and 102 shares owned directly by Pohlad, and (3) PepsiCo beneficially owned 69,357,085 (44.5%), including the shares beneficially owned by the LLC, 54,000,000 shares owned directly by PepsiCo and 794,115 shares owned by Midland Bottling Co., a wholly owned subsidiary of PepsiCo.

     (b) The responses of each reporting person to Items (7) through (10) on the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of their interest in the LLC, Pohlad and PepsiCo may be deemed to beneficially own the shares held by the LLC. Such shares are included in the beneficial ownership totals of Pohlad and PepsiCo presented above.

     (c) See Item 3.

     (d) Not applicable.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the First Amendment to the LLC Agreement, Midwest became a member of the LLC. The LLC is governed by the LLC Agreement, as amended, by and among Pohlad, BFSI, Metro, Beverage Investment, Midwest and PepsiCo. Copies of the First and Second Amendments to the LLC Agreement are attached hereto as Exhibits E and F.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A -  Amended and Restated Limited Liability Company Agreement
                       of Dakota Holdings, LLC, dated November 30, 2000.*

          Exhibit B -  Amended and Restated Shareholder Agreement, between
                       Whitman Corporation and PepsiCo., Inc., dated November 30, 2000.*

          Exhibit C -  Shareholder Agreement, between Whitman Corporation,
                       Pohlad Companies, Dakota Holdings, LLC and
                       Robert C. Pohlad, dated November 30, 2000.*

          Exhibit D -  Membership Interest Purchase Agreement, by and between
                       Pepsi-Cola Metropolitan Bottling Company, PepsiCo, Inc., and Midwest Beverage Holdings, LLC, dated December 27, 2000.

          Exhibit E -  First Amendment to the Amended and Restated Limited
                       Liability Company Agreement of Dakota Holdings, LLC, dated December 27, 2000.

          Exhibit F -  Second Amendment to the Amended and Restated Limited
                       Liability Company Agreement of Dakota Holdings, LLC, dated December 29, 2000.

          Exhibit G -  Agreement to File Joint Statement on Schedule 13D, dated
                       January 2, 2001.

--------------------------------------------------------------------------------
* Previously filed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DAKOTA HOLDINGS, LLC
                                     By Its Members:

                                     POHLAD COMPANIES

Dated:  January 2, 2001              By: /s/ John F. Bierbaum
                                        ---------------------
                                         John F. Bierbaum, Vice President and
                                         Chief Financial Officer

                                     BEVERAGES, FOODS & SERVICE INDUSTRIES, INC.

Dated: January 2, 2001               By: /s/ Robert K. Biggart
                                        ------------------------
                                         Robert K. Biggart, Vice President

                                     PEPSI-COLA METROPOLITAN BOTTLING CO., INC.

Dated: January 2, 2001               By: /s/ W. Timothy Heaviside
                                        -------------------------
                                         W. Timothy Heaviside, Vice President

                                     BEVERAGE INVESTMENT, LLC


Dated: January 2, 2001               By:  /s/ John F. Bierbaum
                                        ----------------------
                                         John F. Bierbaum, Vice President

                                     MIDWEST BEVERAGE HOLDINGS, LLC

Dated: January 2, 2001               By:  /s/ John F. Bierbaum
                                        ----------------------
                                         John F. Bierbaum, Vice President


                                  POHLAD COMPANIES

Dated: January 2, 2001            By: /s/ John F. Bierbaum
                                     ---------------------
                                       John F. Bierbaum, Vice President and
                                       Chief Financial Officer

                                  PEPSICO, INC.

Dated: January 2, 2001            By: /s/ W. Timothy Heaviside
                                     -------------------------
                                       W. Timothy Heaviside, Vice President